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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         Commission File Number 0-07477

                           NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K    [ ]Form 20-F  [ ]  Form  11-K   [ ]  Form 10-Q
             [ ] Form N-SAR    [ ] Form N-CSR

                       For Period Ended: December 31, 2004

[ ]   Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

                        For the Transition Period Ended:

                            -----------------------

      Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     The Enstar Group, Inc.
                         -------------------------------------------------------
Former name if applicable
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Address of principal executive office (Street and number)  401 Madison Avenue
                                                           ---------------------
City, state and zip code  Montgomery, Alabama 36104
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

         The Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including the financial statements to be included therein, of The Enstar Group, Inc. (the "Company") could not be filed with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense in light of the circumstances described below.

         Until July 2004, the Company held interests in Green Tree Investments LLC and related entities (collectively, "Green Tree") through JCF CFN LLC and related entities, which the Company consolidates as variable interest entities pursuant to Interpretation No. 46 of the Financial Accounting Standards Board. For the fiscal year ended December 31, 2003 Green Tree was audited by another accounting firm (the "Predecessor Green Tree Auditors"). The audit report issued by Deloitte & Touche LLP, the Company's Independent Registered Public Accounting Firm, which is included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, states that insofar as amounts are included in the Company's financial statements relating to Green Tree, Deloitte & Touche LLP is relying upon the Predecessor Green Tree Auditors. Accordingly, the Company included the Predecessor Green Tree Auditors' reports relating to the December 31, 2003 Green Tree financial statements in its annual report on Form 10-K for the year ended December 31, 2003. Green Tree changed accounting firms in 2004, and Green Tree's new auditors (the "Successor Green Tree Auditors") have not yet completed their audit of the financial statements of Green Tree for the fiscal year ended December 31, 2004. As a result, the Predecessor Green Tree Auditors are not yet able to agree to the inclusion of their audit reports for the fiscal year ended December 31, 2003 in the Company's Form 10-K filing for the fiscal year ended December 31, 2004. Therefore, Deloitte & Touche LLP is unable to issue its audit report and the Company is unable to complete its Form 10-K for the fiscal year ended December 31, 2004.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

           Cheryl D. Davis
       Chief Financial Officer                     (334) 834-5483
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                (Name)                     (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                [X] Yes [ ] No


         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             The Enstar Group, Inc.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 17, 2005         By:   /s/ Cheryl D. Davis
                                   ---------------------
                                   Cheryl D. Davis
                                   Chief Financial Officer